Exhibit 12

STATEMENTS RE COMPUTATION OF RATIOS

STATEMENT REGARDING COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

LEVEL 3 COMMUNICATIONS, INC. AND SUBSIDIARIES

	Fiscal Year Ended
(In millions)	2012	2011	2010	2009	2008
Loss from Continuing Operations Before Taxes	$(374)	$(786)	$(712)	$(623)	$(312)
Interest on Debt, Net of Capitalized Interest	733	716	586	595	570
Amortization of Capitalized Interest	—	—	—	—	48
Portion of rents deemed representative of the interest factor (1/3)	101	77	69	68	68
(Losses) Earnings Available for Fixed Charges	$460	$7	$(57)	$40	$374
Interest on Debt	$733	$716	$586	$595	$570
Preferred Dividends	—	—	—	—	—
Interest Expense Portion of Rental Expense	101	77	69	68	68
Total Fixed Charges	$834	$793	$655	$663	$638
Ratio of Earnings to Fixed Charges	—	—	—	—	—
Deficiency	$(374)	$(786)	$(712)	$(623)	$(264)